VINX NETWORK LTD. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

VINX NETWORK LTD.

CONTENTS

GRASSI
ADVISORS & ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To The Shareholders and Board of Directors
VinX Network Ltd. and Subsidiary

Report on the Financial Statements

We have reviewed the accompanying consolidated financial statements of VinX Network Ltd. and Subsidiary, which comprise the consolidated balance sheets at December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

1

50 JERICHO QUADRANGLE, STE. 200, JERICHO, NY 11753
P: 516.336.2450 • F: 516.256.3510 • GRASSICPAS.COM
NEW YORK | NEW JERSEY | MASSACHUSETTS | FLORIDA

Going Concern

The accompanying consolidated financial statements have been prepared assuming that VinX Network Ltd. and Subsidiary will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, VinX Network Ltd.'s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions, and management's plans regarding those matters, are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this manner.

Emphasis of Matter

As discussed in Note 2 to the consolidated financial statements, VinX Network Ltd. and Subsidiary changed its accounting policy related to its revenue recognition from contracts with customers, whereby it is using the five-step model to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The policy was adopted retrospectively effective January 1, 2020 and has been applied to the current period presented. Our conclusion is not modified with respect to this matter.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

Jericho, New York
April 29, 2021

VINX NETWORK LTD. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

ASSETS

	2020	2019
CURRENT ASSETS:		
Cash and cash equivalents	$ 9,839	$ 332,107
Accounts receivable	16,722	-
Inventory	108,214	-
Due from related party	71,303	-
Prepaid expenses and other current assets	72,560	44,588
Total Current Assets	278,638	376,695
PROPERTY AND EQUIPMENT, NET	2,727	3,033
TOTAL ASSETS	$ 281,365	$ 379,728

VINX NETWORK LTD. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES:		
Accounts payable	$ 34,519	$ 10,934
Accrued expenses and other current liabilities	45,089	44,881
Total Current Liabilities	79,608	55,815
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Ordinary shares, no par value - authorized, 10,000,000 shares as of December 31, 2020 and 2019; issued and outstanding, 370,276 and 351,376 shares, respectively	-	-
Additional paid-in capital	2,762,789	2,441,835
Cumulative translation adjustment	29,705	17,020
Accumulated deficit	(2,590,737)	(2,134,942)
Total Shareholders' Equity	201,757	323,913
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 281,365	$ 379,728

See independent accountants' review report and notes to consolidated financial statements.

4

VINX NETWORK LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
REVENUE	$ 87,673	$ -
COST OF SALES	70,138	-
GROSS PROFIT	17,535	-
OPERATING EXPENSES:		
Research and development	210,194	1,099,605
General and administrative	224,255	341,159
Total Operating Expenses	434,449	1,440,764
LOSS FROM OPERATIONS	(416,914)	(1,440,764)
OTHER EXPENSE	38,881	36,664
NET LOSS	(455,795)	(1,477,428)
OTHER COMPREHENSIVE INCOME:		
Foreign currency translation adjustments	12,685	42,657
COMPREHENSIVE LOSS	$ (443,110)	$ (1,434,771)

See independent accountants' review report and notes to consolidated financial statements.

VINX NETWORK LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Ordinary Shares					
	Number of Shares	Amounts	Additional Paid-in Capital	Cumulative Translation Adjustment	Accumulated Deficit	Total
BALANCE AS OF JANUARY 1, 2019	283,939	$ -	$ 1,294,734	$ (25,637)	$ (657,514)	$ 611,583
CHANGES DURING 2019:						
Issuance of shares for services	37,882	-	644,373	-	-	644,373
Issuance of shares upon conversion of debt	14,858	-	252,728	-	-	252,728
Issuance of shares for cash	14,697	-	250,000	-	-	250,000
Other comprehensive income	-	-	-	42,657	-	42,657
Net loss for the year	-	-	-	-	(1,477,428)	(1,477,428)
BALANCE AS OF DECEMBER 31, 2019	351,376	-	2,441,835	17,020	(2,134,942)	323,913
CHANGES DURING 2020:						
Beneficial conversion feature upon sale of convertible debt	-	-	22,208	-	-	22,208
Issuance of shares upon conversion of debt	13,378	-	204,817	-	-	204,817
Issuance of shares for services	5,522		93,929	-	-	93,929
Other comprehensive income	-	-	-	12,685	-	12,685
Net loss for the year	-	-	-	-	(455,795)	(455,795)
BALANCE AS OF DECEMBER 31, 2020	370,276	$ -	$ 2,762,789	$ 29,705	$ (2,590,737)	$ 201,757

See independent accountants' review report and notes to consolidated financial statements.

VINX NETWORK LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (455,795)	$ (1,477,428)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,858	1,535
Non-cash interest expense	27,025	-
Shares issued for services	93,929	644,373
Changes in Assets (Increase) Decrease:		
Accounts receivable	(16,722)	-
Inventory	(108,214)	-
Due from related party	(71,303)	-
Prepaid expenses and other current assets	(27,972)	62,283
Changes in Liabilities Increase (Decrease):		
Accounts payable	23,585	(15,459)
Accrued expenses and other current liabilities	208	(37,221)
NET CASH USED IN OPERATING ACTIVITIES	(533,401)	(821,917)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(1,552)	(356)
NET CASH USED IN INVESTING ACTIVITIES	(1,552)	(356)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of shares for cash	-	250,000
Proceeds from issuance of convertible debt	200,000	250,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	200,000	500,000
EFFECTIVE FOREIGN CURRENCY CHANGE IN CASH AND CASH EQUIVALENTS	12,685	42,657
NET DECREASE IN CASH AND CASH EQUIVALENTS	(322,268)	(279,616)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	332,107	611,723
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 9,839	$ 332,107
SCHEDULE OF NONCASH FINANCING ACTIVITIES:		
Issuance of shares upon conversion of convertible debt and accrued interest	$ 200,000	$ 252,728

See independent accountants' review report and notes to consolidated financial statements.

7

Note 1 - <u>Nature of Operations and Principles of Consolidation</u>

VinX Network Ltd. commenced operations in February 2017 under the name Digital Pow Wow Ltd., focusing on digital marketing. In November 2017, the Company ceased its digital marketing activity and in December 2017 changed its name to VinX Network Ltd. Since then, the Company has engaged in its current activity, developing the first Direct to Consumer digital marketplace for Fine Wine. Its objective is to connect wine lovers, globally and virtually, directly to wineries and wine producers, in a trusted and single platform.

Vinsent, Inc., formed in October 2020, is a wholly owned subsidiary of VinX Network Ltd.

<u>Principles of Consolidation</u>

The accompanying consolidated financial statements include the accounts of VinX Network Ltd. and, its wholly-owned subsidiary, Vinsent, Inc. (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

<u>Liquidity, Financial Condition, and Going Concern</u>

As shown in the accompanying consolidated financial statements for the year ended December 31, 2020, the Company had a net loss of approximately $455,000. The Company also had negative cash flows from operating activities of approximately $533,000. Such conditions have raised substantial doubt as to the Company's ability to continue as a going concern for the next year.

The consolidated financial statements for the year ended December 31, 2020 were prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business. Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be required to liquidate its assets.

The Company believes that current cash and cash generated from future sales and through additional rounds of capital raised will provide sufficient liquidity to fund its operations through April 2022.

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Note 2 - <u>Summary of Significant Accounting Policies (cont'd.)</u>

<u>Use of Estimates</u>

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenue Recognition</u>

On January 1, 2020, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, using the modified retrospective method. This ASU is the result of a joint project of the FASB and International Accounting Standards Board ("IASB") to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards ("IFRS"). The guidance in this ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards.

This ASU provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should apply the following five-step process to recognize revenue:

Step 1: Identify the contract with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

There was no impact of applying this ASU to product sales for the year ended December 31, 2020.

Net Sales

The Company is engaged in one major line of business: direct to consumer sales and the resale of specialty and fine wine. The Company has customers worldwide. Revenue is recognized upon transfer of control of promised products to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products.

Note 2 - <u>Summary of Significant Accounting Policies (cont'd.)</u>

<u>Revenue Recognition (cont'd.)</u>

Net Sales (cont'd.)

For product sale, control is transferred when the goods are shipped to the customer, the customer obtains control of the goods (risk of loss passes to the customer), and no significant obligations remain. The Company recognizes revenue for the sale of goods at the point in time the goods are shipped to the customer in accordance with shipping terms. This is a faithful depiction of the satisfaction of the performance obligation, because at that point control passes to the customer, the customer has legal title and the risk and rewards of ownership have transferred, and the customer has a present obligation to pay. As such, the Company typically records a receivable when revenue is recognized.

Accounts receivable, net balances are summarized as follows:

	December 31, 2020	December 31, 2019
	$ 16,722	$ -

Shipping and handling activities are performed after a customer obtains control of the good (FOB Shipping Point). The Company has elected as a practical expedient to account for shipping and handling as activities to fulfill the promise to transfer the good versus as a separate performance obligation. If revenue is recognized for the related good before the shipping and handling activities occur, the related costs of those shipping and handling activities shall be accrued - typically when the related revenue is recognized.

The Company has elected the practical expedient to recognize the incremental costs of obtaining a contract as an expense when the contract costs are incurred. Additionally, none of the Company's contracts have a significant financing component.

<u>Cash and Cash Equivalents</u>

Cash equivalents are short-term, highly liquid deposits that are not restricted as to withdrawal and are readily convertible to cash, with original maturities of three months or less at the date acquired.

<u>Accounts Receivable</u>

The Company's trade accounts receivable are recorded at amounts billed to customers. At December 31, 2020 and 2019, the Company has not recorded an allowance for doubtful accounts.

<u>Inventories</u>

Inventories, which consist of finished goods, are valued at the lower of cost and net realizable value, with cost determined utilizing the first-in, first-out method and with net realizable value defined as the estimated selling prices in the ordinary course of business.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the respective assets as follows:

Computer equipment   3 years

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable in accordance with FASB Accounting Standards Codification ("ASC") Subtopic 360-10, *Impairment or Disposal of Long-Lived Assets.* Recoverability of long-lived assets is measured by comparing the carrying amount of the asset or asset group to the undiscounted cash flows that the asset or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount, if any, exceeds the fair value. At December 31, 2020 and 2019, the Company determined there is no impairment of property and equipment.

Research and Development

Research and development includes costs directly attributable to the conduct of research and development programs, materials, management development of production processes, salaries, wages, consulting, rent, and maintenance. All costs associated with research and development are expensed as incurred. Intangible assets that are purchased from others for use in research and development activities in a transaction other than a business combination are capitalized only if they have alternative future use; otherwise, such assets are expensed as incurred.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently-enacted tax rates and laws. A valuation allowance is recognized to the extent that it is more likely than not that the deferred taxes will not be realized in the foreseeable future. Given the Company's losses, the Company has provided a full valuation allowance with respect to its deferred tax assets.

Note 2 - <u>Summary of Significant Accounting Policies (cont'd.)</u>

<u>Income Taxes (cont'd.)</u>

The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained based on technical merits. If this threshold is met, the second step is to measure the tax position as the largest amount that has more than a 50% likelihood of being realized upon ultimate settlement.

<u>Advertising</u>

Advertising costs are charged to expense in the year incurred and amounted to $15,631 and $19,462 for the years ended December 31, 2020 and 2019, respectively.

<u>Reclassifications</u>

Certain amounts in the prior period have been classified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net income.

Note 3 - <u>Concentration of Credit Risk</u>

The Company maintains cash balances in several financial institutions, which balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. Historically, the Company has not experienced any losses due to such cash concentrations, and management believes it is not exposed to any significant credit risk on cash or cash equivalents.

The Company had one customer which accounted for approximately 40% of all sales for the year ended December 31, 2020. The Company had one customer which accounted for approximately 100% of the accounts receivable at December 31, 2020. The Company had one vendor which accounted for approximately 80% of the purchases for the year ended December 31, 2020.

The Company maintains investments within a cryptocurrency wallet and balances are included within other assets. The Company marks to market its cryptocurrency assets each reporting period with revaluation gains and losses recorded in the consolidated statements of operations and comprehensive loss as other income (expense).

Note 4 - Property and Equipment

Property and equipment, net is summarized as follows:

	2020	2019
Computer equipment	$ 6,120	$ 4,568
Less: Accumulated depreciation	3,393	1,535
	$ 2,727	$ 3,033

Depreciation expense related to property and equipment amounted to $1,858 and $1,535 for the years ended December 31, 2020 and 2019, respectively.

Note 5 - Share Capital

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends if declared by the board of directors, whenever funds are legally available. Since its inception, the Company has not declared any dividends.

In 2020, the Company sold a $200,000 convertible note which converted to ordinary shares at a price of $15.31 per share 90 days thereafter. The note had a yield of 5% per annum, and the principal and interest on the note were converted to ordinary shares in 2020. The conversion price was determined to be issued at a discount, and therefore, the Company recorded a beneficial conversion feature ("BCF") upon the sale of the convertible note. A charge of approximately $22,000 was recorded in the accompanying consolidated statement of operations and comprehensive loss based on the value of the BCF.

In 2020, the Company issued 5,522 shares of stock to a shareholder in exchange for services. A charge of approximately $94,000 was recorded in the accompanying consolidated statement of operations and comprehensive loss based on the market value of the shares.

In 2019, the Company issued 37,882 shares of stock to a shareholder in exchange for services. A charge of approximately $644,000 was recorded in the accompanying consolidated statement of operations and comprehensive loss based on the market value of the shares.

In 2019, the Company sold 14,697 ordinary shares for $250,000 or $17.01 per share.

In 2019, the Company sold a $250,000 convertible note which converted to ordinary shares at a price of $17.01 per share 90 days thereafter. The note had a yield of 5% per annum, and the principal and interest on the note were converted to ordinary shares in 2019. The conversion price was determined to be equivalent to market value of the underlying ordinary shares at the date of the note and, accordingly, no beneficial conversion feature was recorded.

Note 5 - Share Capital (cont'd.)

Subsequently, in January 2021, the Company entered into convertible loan agreements with three investors totaling $100,000 at a rate of 30% interest per annum. If the Company enters into an offering under the United States Crowd Funding regulations ("CF Financing"), the investor shall have the right to receive the remaining loan amount plus accrued interest or convert the existing loan to 80% of the price per share of the CF Financing offering price, representing a 20% discount.

In conjunction with the convertible loan agreements, in January 2021, the three investors entered into a warrant agreement to purchase shares at the exercise price equal to 80% of the price per share of the CF Financing offering price, representing a 20% discount. The class of shares to be issued upon the exercise of these warrants shall be ordinary shares.

Note 6 - Income Taxes

The Company is subject to a corporate tax rate of 23%, which is the ordinary taxable income rate in Israel. As of December 31, 2020, the Company had approximately $1,143,000 in net operating loss carryforwards. In Israel, operating losses can be carried forward indefinitely. As of December 31, 2020, the Company's tax years are not closed yet to audit inspections by the taxing authority due to statute of limitation rules effective in Israel.

The Company does not create deferred taxes for temporary differences and carryforward losses that require recognition of deferred tax assets, as it does not expect to utilize them in the foreseeable future. According to Israeli tax laws, there is no time limitation on the utilization of losses for tax purposes.

Note 7 - Research and Development

The Company expenses various research and development costs and only capitalizes such costs if they have an alternative future use. Research and development expense for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
Salaries and incidentals	$ 23,628	$ 191,432
Professional fees and consultants	186,566	908,173
	$ 210,194	$ 1,099,605

Note 8 - Related Party Transactions

During the year ended December 31, 2020, the Company advanced approximately $71,000 to an entity related by common ownership. The advance is noninterest-bearing and is expected to be paid back to the Company within one year. This amount is included as due from related party in the accompanying consolidated balance sheet.

Note 9 -   Commitments and Contingencies

The Company previously occupied office space on a month-to-month agreement totaling approximately $3,000 per month. In 2020, the Company is no longer occupying this office space. Total rent expense at December 31, 2020 and 2019 amounted to $4,328 and $37,426, respectively, and is included within general and administrative expenses.

The coronavirus disease ("COVID-19") global outbreak in the United States has caused business disruption through mandated and voluntary closings of multiple industries. While the disruption is currently expected to be temporary, there is considerable uncertainty regarding the duration of the closings. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impact on its customers, employees, and vendors, all of which are uncertain and cannot be predicted. At this time, the Company cannot estimate with meaningful precision the potential impact to its financial and operational results.

Note 10 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2020 through April 29, 2021, which is the date that the consolidated financial statements were available to be issued. Except as noted in Note 5, there were no other material subsequent events requiring disclosure.